UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 7, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X
Enclosure: Press release    ANGLOGOLD ASHANTI ELIMINATES HEDGE BOOK, GAINS
                                        FULL EXPOSURE TO GOLD

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
ANGLOGOLD ASHANTI ELIMINATES HEDGE BOOK, GAINS FULL EXPOSURE TO GOLD
(JOHANNESBURG) -- AngloGold Ashanti has completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. The company will now sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.
“We’ve moved decisively to eliminate the hedge book,” Chief Executive Officer Mark Cutifani said.
“The completion of the hedge book restructure over the last three years has created about
US$4.0 billion of value for our shareholders and represents one of the major building blocks for the new AngloGold Ashanti. We remain bullish on the outlook for gold and will now benefit from full exposure to the price as we go forward.”
The cost of scheduled hedge book maturities during the third quarter of 2010 was approximately
US$98 million. The additional cost of closing out all future hedge contracts amounted to approximately US$2.63 billion, representing an average buy-back price of US$1,300 per ounce for this final tranche of the hedge restructure. The cost will be reflected in adjusted headline earnings for the last two quarters of 2010.
This final phase of hedge restructuring has been funded with proceeds from the issue of new equity and the mandatory convertible bonds completed in September, as well as cash from internal sources and debt facilities.
AngloGold Ashanti has consistently executed a strategy to reduce its outstanding gold hedging position in recent years. A number of initiatives have been undertaken to accelerate this reduction of the hedge book from 11.3 million ounces at the beginning of 2008, to 3.22 million ounces in June
2010.
In September 2010 AngloGold Ashanti successfully completed a concurrent offering of equity and mandatory convertible bonds, raising gross proceeds of approximately US$1.6 billion in order to help fund an elimination of its residual gold hedge book. This has now been achieved.

7 October 2010
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303 / +27 (0) 82 330 9628
/
+1 646 338 4337
sbailey@anglogoldashanti.com
All of the financial information contained in this document has been based on AngloGold Ashanti’s financial statements that are prepared in compliance with
International Financial Reporting Standards. This document does not constitute or form part of and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire securities of AngloGold Ashanti or any of its subsidiaries in any jurisdiction or an inducement to enter into investment activity.
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance, financial condition and our Project One performance targets.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States
on 19 April 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This
information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 7, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary